December 5, 2008

Joseph G. McCann, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:            MK Arizona Corp.

                  Registration Statement on Form S-4

                  Filed on September 15, 2008

                  File No. 333-153492

Dear Mr. McCann:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form S-4 for the Company (the “Amended S-4”), including exhibits.

The Amended S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated October 10, 2008. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

General

1.	Please complete the blanks in your document, like those on page 70.

Middle Kingdom takes note of the Staff’s comment and has filled in as many of the blanks in the Amended S-4 as possible at this time. Certain information, such as information as of a date in the future, cannot be filled in at this time, but will be completed prior to mailing the proxy materials to investors.

Form S-4 Facing Page

2.	We note that this registration statement was filed by both MK Arizona and Middle Kingdom Alliance Corp.

a.	Please tell us why Middle Kingdom Alliance Corp. filed the registration statement.

b.	Please tell us why Middle Kingdom Alliance is not identified as a registrant on the facing page and did not include a Signatures page.

c.	Please tell us what legal entity will be the issuer of the securities to be sold in the transaction that is registered on the S-4. It appears that a Cayman Islands entity is the issuer; however, that entity did not file the registration statement:

Please cite all authority on which you rely in response to the issues raised in his comment.

a. The intent of MK Arizona and Middle Kingdom was for MK Arizona to be the filer of the registration statement. Middle Kingdom will be utilizing the proxy statement portion of the registration statement. Middle Kingdom is not registering any securities in connection with the business combination.

b. As discussed above, the intent of MK Arizona and Middle Kingdom was for MK Arizona to be the filer of the registration statement. Therefore, Middle Kingdom was not identified as a registrant on the Form S-4.

c. The legal entity issuing securities to be sold in the transaction is MK Arizona. As set forth on the cover page of the Form S-4 under “Approximate date of commencement of proposed sale of the securities to the public,” the issuance of the MK Arizona securities will occur in connection with its conversion and continuation under Arizona law to the Cayman Islands. Such issuance is permitted on Form S-4 pursuant to General Instruction A.1., as the securities are being issued in a transaction specified in Rule 145(a) of the Securities Act. Pursuant to Arizona law and Cayman Islands law, the conversion and continuation procedure results in MK Arizona becoming a Cayman Islands exempted company while continuing its existence uninterrupted. Therefore, the Cayman Islands entity discussed in the prospectus as the issuer will be the same legal entity as MK Arizona.

Fee Table

3.	Please provide us support for the market prices cited in footnote 1. For securities that do not have a market price, please clarify how you calculated the registration fee.

Middle Kingdom obtained the market prices cited in footnote 1 from the “U.S. Stock Quotes, Charts, and Research” section of NASDAQ’s website located at the following address: http://www.nasdaq.com/includes/quotes_hub.stm. The registration fee for securities that do not have a market price was calculated based on the respective strike prices of those securities as permitted in Rule 457(i) of the Securities Act of 1933, as amended.

Prospectus

4.	We note numerous defined terms throughout your document represented by the phrase, “or X.” Please eliminate the defined terms throughout the forepart of your prospectus and use term whose meanings are clear from the context instead. In other sections of your document, eliminate over-reliance on defined terms, and ensure that any defined terms that you do retain are used consistently.

Middle Kingdom has eliminated many of the defined terms in the Amended S-4. Middle Kingdom believes the defined terms remaining in the document are necessary to avoid any possibility of confusion on the part of the reader.

5.	In this regard, if a chart is necessary to understand the transactions and the entities involved, please include the chart in the prospectus summary.

Middle Kingdom does not believe that a chart is necessary to understand the transactions and the entities involved.

Prospectus Cover

6.	Please limit the cover of your prospectus to one page. Also, please tell us how you will deliver the pages that currently appear before the prospectus cover so as to not defeat the requirement that your prospectus cover be limited to one page written in plain-English.

Middle Kingdom has revised the cover page of the prospectus to include only those items required to be included pursuant to Item 501 of Regulation S-K. The pages preceding the cover page consist of a letter to stockholders to be mailed with the prospectus that Middle Kingdom believes provides its stockholders with important information regarding the special meeting and the matters to be addressed at such meeting.

7.	Please avoid a complex presentation of the mechanics of your transactions if they are not so key to an investment decision that they must be presented on the prospectus cover. Before addressing this comment, please review Updated Staff Legal Bulletin No. 7 (June 7. 1999) sample comments 18, 21 and 22 available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

Pursuant to the Staff’s Comment #6 above, Middle Kingdom has simplified its presentation of the transaction on the prospectus cover page of the Amended S-4.

8.	If true, please state clearly that Class B investors must affirmatively vote against the acquisition to preserve their right to convert the securities into their share of the trust account proceeds and that failure to vote is insufficient to preserve the right to conversion. Also highlight that you have additional procedures with which investors must comply in order to convert.

Middle Kingdom has removed this disclosure from the cover page as discussed in its response to the Staff’s Comment #6. Middle Kingdom has added disclosure to the “Summary Material Terms of the Transaction” section of the Amended S-4 that states:

“Class B stockholders must affirmatively vote against the business combination and follow other procedures set forth in the section entitled “The Middle Kingdom Special Meeting—Conversion Rights” to preserve their right to convert their securities into cash. Class B stockholders who vote “FOR” the business combination, abstain or do not vote, as well as Class B stockholders who vote “AGAINST” the business combination but do not properly exercise their conversion rights, will forfeit their conversion rights.”

9.	Please provide us your analysis supporting your conclusion that the transaction in which securities will be issued to acquire the operating company need not be registered under the Securities Act.

Middle Kingdom provides the Staff with the following analysis to support its conclusion that the securities to be issued to acquire the operating company need not be registered under the Securities Act. The securities to be issued pursuant to the Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) will be issued only to “accredited investors.” Middle Kingdom has received investor representation letters from each individual and entity to whom securities will be issued in connection with the business combination in order to ensure that each of them is an “accredited investor” as such term is defined in Rule 501 of Regulation D. Additionally, each investor has agreed that the securities issued pursuant to the business combination will bear a restrictive legend against resale without registration under the Securities Act. Thus, Middle Kingdom believes the securities will be issued pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D thereunder. Accordingly, the securities need not be registered under the Securities Act.

10.	Please expand the title of the warrants to refer to the redemption feature. See instruction 1 to Regulation S-K. Item 202.

Middle Kingdom has expanded the title of the Class B warrants to the “Class B redeemable warrants” throughout the Amended S-4.

11.	With a view toward clarified disclosure, please tell us how you believe that characterizing the consideration as representing $378,000,000 provides sufficient disclosure given that that amount is based on the conversion price and the recipients of the securities in the business combination will have no conversion rights.

Middle Kingdom based the $378,000,000 valuation upon a comparative analysis of companies similar to Pypo, and not upon the conversion price per share. After determining the overall valuation, Middle Kingdom utilized the conversion price per share to determine the per share value to attribute to the shares being issued in the business combination. Middle Kingdom utilized the conversion price per share to determine the value of the shares to be issued, because Middle Kingdom believed that shareholders would base any investment decision on the value per share they could receive upon conversion, as compared to the overall valuation of the target divided by the number of shares to be issued. The Middle Kingdom board did not give material weight to the trading value of Middle Kingdom Class B shares as of the date of the merger agreement, believing that this value only represented a market-determined time value of money discount to the December 13, 2008 cash conversion value.

Summary Material Terms of the Transaction, page 1

12.	Please provide the basis for your statement at the top of page 2 that the terms of the MK Cayman securities will be identical to the outstanding Middle Kingdom securities. We note for example the differences mentioned in the last paragraph on page 25.

Middle Kingdom advises the Staff that the MK Cayman securities issued in exchange for the securities of Middle Kingdom will be identical in number and terms; however, the rights of the security holders will differ slightly, as the rights of the MK Cayman security holders will be governed by Cayman Islands law, rather than Delaware law, which governs the rights of the Middle Kingdom security holders. To clarify the statement on page 2 of the Amended S-4, the Company has revised the statement to read as follows (emphasis added):

“Immediately thereafter, MK Cayman, as the parent company of Pypo Cayman, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the issuance of MK Cayman securities, which will be identical in number and terms and similar in rights to the outstanding securities of Middle Kingdom.”

13.	Please disclose when the business combination transaction must be consummated and the amount that shareholders as of a recent date would have received if they exercised their conversion rights or if you liquidated.

Middle Kingdom has added the requested disclosure to the “Summary Material Terms of the Transaction” section of the Amended S-4. The new text reads as follows:

“Middle Kingdom’s proposed business combination with Pypo qualifies as a “business combination” under Middle Kingdom’s certificate of incorporation. The certificate of incorporation provides that if the business combination is not completed by December 13, 2008, Middle Kingdom will be liquidated. Middle Kingdom is holding a special meeting of stockholders on December 10, 2008 to consider and vote on proposals that would extend the above date from December 13, 2008 to August 31, 2009. We refer to these proposals collectively as the extension amendment in this proxy statement/prospectus. If Middle Kingdom had been liquidated on September 30, 2008, the Class B stockholders would have received $8.38 per Class B share. If the business combination were completed, the Class B stockholders that had elected to convert their shares on September 30, 2008 would have been entitled to receive $8.42 per Class B share.

Questions and answers, page 4

14.	You currently repeat a lot of information in both your Q&A and summary section. The Q&A should not repeat any information that appears in the summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

Middle Kingdom has eliminated the redundancies in the Q&A and summary sections, and attempted to group like information together.

What vote is required to approve the business combination proposal, page 5

15.	Please clarify whether the quorum must include a majority of outstanding Class B common stock. If not, please tell us where Middle Kingdom’s IPO prospectus explains that the combination might occur without the vote of a majority of the Class B stockholders.

Middle Kingdom’s IPO prospectus states that its amended and restated certificate of incorporation provides, among other things, that Middle Kingdom may only consummate a business combination if it is approved by a majority of the Class B common stockholders voting at the meeting to approve the business combination. Middle Kingdom has revised the disclosure in the Amended S-4 to explain that, for purposes of the business combination proposal, a quorum will be present at the special meeting if a majority of the outstanding Class B shares entitled to vote at the meeting are represented in person or by proxy.

Do Middle Kingdom stockholders have appraisal rights… page 7

16.	Please tell us your basis for concluding that shareholders do not have appraisal rights under Delaware corporate law or dissenters rights under Arizona corporate law.

Delaware appraisal rights. As discussed in the Amended S-4, the merger between Middle Kingdom and MK Arizona is being completed pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), which provides for mergers between parent corporations and their 90% owned or greater subsidiaries. MK Arizona is a 100% owned subsidiary of Middle Kingdom. Section 262 states that it does not apply to any merger effected under Section 253, except with respect to some mergers with Delaware subsidiaries, which does not apply to Middle Kingdom and MK Arizona. Section 262 of the DGCL is the appraisal rights statute of Delaware, and it is the exclusive source of appraisal rights under Delaware corporation law.

Arizona dissenters rights. Arizona law gives shareholders the right to dissent to a merger, but, under Section 10-226 of the Arizona Business Corporations Act (“ABCA”), the transfer of domicile from Arizona does not constitute a merger. Rather, such transfer of domicile must be adopted by the corporation in the same manner as for amendment of the articles of incorporation. Section 10-1302(A)(4) of the ABCA only allows a right to dissent to an amendment to a corporation’s articles of incorporation that “materially and adversely affects rights in respect of a dissenter’s shares because it either:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under §10-604.” (Section 10-604 of the ABCA is the statute authorizing creation of fractional shares, or payment of cash in lieu of a fractional share, and is not relevant to the Middle Kingdom transaction.)

The change in the MK Arizona articles of incorporation solely to make it a Cayman Islands entity does not trigger any of these material and adverse effects, so no dissenter’s rights would arise under the ABCA.

Why is an Arizona subsidiary involved in the redomestication … page 7

17.	Please tell us which Delaware and Arizona laws require the result you describe in this subsection. Provide us specific references to statutes and any interpretive guidance on which you rely.

As referenced in the Staff’s Comment #17, Middle Kingdom states in the Registration Statement that “Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands.” The quoted text is referring to Section 390 of the DGCL, captioned “Transfer, domestication or continuance of domestic corporations.” This section provides in pertinent part that “(a) Upon compliance with the provisions of this section, any corporation existing under the laws of this State may transfer to or domesticate or continue in any foreign jurisdiction...” Section 390 of the DGCL has the following requirements “(b) The board of directors of the corporation which desires to transfer to or domesticate or continue in a foreign jurisdiction shall adopt a resolution approving such transfer, domestication or continuance specifying the foreign jurisdiction to which the corporation shall be transferred or in which the corporation shall be domesticated or continued … and recommending the approval of such transfer or domestication or continuance by the stockholders of the corporation… If all outstanding shares of stock of the corporation … shall be voted for the adoption of the resolution, the corporation shall file with the Secretary of State a certificate of transfer …” (emphasis added).

As noted in the Staff’s Comment #17, the Registration Statement also provides that “By using an Arizona subsidiary in an intermediate step, Middle Kingdom is only required to obtain approval of a majority of its outstanding common stock and Class B common stock for the redomestication.” In making this statement, Middle Kingdom is relying on Section 10-226 of the Arizona Revised Statutes, captioned “Transfer of domicile from this state.” This section provides in pertinent part that “A. Any corporation incorporated and in good standing under the laws of this state may transfer its domicile to another jurisdiction by adopting articles of domestication in accordance with the laws of the jurisdiction into which the corporation is to transfer its domicile. The articles of domestication must be adopted by the corporation in the manner provided by the laws of this state for amendment to the articles of incorporation.” Section 10-1003 of the Arizona Revised Statutes governs amendments to the articles of incorporation of an Arizona corporation. It provides in pertinent part that “For [an] … amendment to be adopted both: (a) The board of directors shall recommend the amendment to the shareholders... [and] (b) The shareholders entitled to vote on the amendment shall approve the amendment as provided in paragraph 5 of this subsection.” Paragraph 5 of Subsection 10-1003 provides in pertinent part that “…the amendment to be adopted shall be approved by both: (a) A majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights. (b) The votes required by sections 10-725 and 10-726 by every other voting group entitled to vote on the amendment.” Sections 10-725 and 10-726 generally state shares entitled to vote as a separate voting group may take action on a matter at a meeting only if the quorum of those shares exists with respect to that matter and that a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. Those sections also state that if a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

What happens if the redomestication and the business combination are not consummated … page 7

18.	Please disclose the reasons for your uncertainty with respect to whether Middle Kingdom will dissolve and distribute the funds from the trust account.

Middle Kingdom’s certificate of incorporation provides that if a business combination is not completed by December 13, 2008, Middle Kingdom will be liquidated. Middle Kingdom is not obligated to liquidate merely because it does not redomesticate and acquire Pypo Digital Company Limited (“Pypo Cayman” and, together with its subsidiaries, “Pypo”). While it is “likely” Middle Kingdom will liquidate if it does not complete the business combination with Pypo, it is under no obligation to do so unless it has not completed any business combination by the December 13, 2008 deadline. Such disclosure appears in other sections of the Amended S-4. For example, the following statement appears on page 11:

“…[i]f Middle Kingdom does not complete the business combination on or before December 13, 2008 (unless such date is extended at a special meeting of stockholders called for such purpose), upon approval of its stockholders, it will dissolve and promptly distribute to its Class B stockholders the amount in its trust account, less interest previously paid to Middle Kingdom, and will distribute to its common stockholders any remaining net assets after payment of its liabilities from non-trust account funds.”

Middle Kingdom supplementally advises the Staff that Middle Kingdom is holding a special meeting of stockholders on December 10, 2008 to consider and vote on proposals that would extend the above date from December 13, 2008 to August 31, 2009. Disclosure regarding this special meeting has been made in the Amended S-4.

Who will manage the combined company, page 8

19.	Please file the consents required by Rule 438.

The foregoing comment has been addressed through the inclusion of new Exhibits (in the form of consents) as required by Rule 438 and additional disclosure in “Item 21. Exhibits and Financial Statement Schedules” and the “Exhibit Index” of the Amended S-4. Middle Kingdom has filed the necessary written consents of the persons who are currently expected to be directors of MK Cayman upon consummation of the redomestication and business combination, and such Exhibits appear as numbers 99.2 and 99.3 to the Amended S-4. Pypo has not yet identified the four additional individuals who will serve as members of the board of directors of MK Cayman. As soon as these directors are determined, Middle Kingdom will provide additional disclosure, including the provision of new Exhibits (in the form of consents) and corresponding disclosure in “Item 21. Exhibits and Financial Statement Schedules” and the “Exhibit Index.”

20.	Please tell us when you plan to identify the “four additional members” of the board in this registration statement.

Pypo is still in the process of identifying the four additional individuals who will serve as members of the board of directors of MK Cayman. Middle Kingdom expects to provide disclosure regarding these individuals in a subsequent amendment to the Original S-4.

Do Middle Kingdom stockholders have conversion rights, page 9

21.	Please reconcile your statement that less than 20% of the Class B holders are entitled to exercise conversion rights with the disclosure in the Middle Kingdom IPO prospectus which appears to indicate that all Class B holders have conversion rights.

Middle Kingdom has revised this statement to clarify that all Class B stockholders are entitled to exercise conversion rights, but that the business combination will not be consummated if the holders of 20% or more of the Class B common stock exercise their conversion rights.

22.	Please tell us where the requirement to send the written demand letter is described in Middle Kingdom’s IPO prospectus. Also tell us the source of the requirement for a separate letter. It is unclear why checking the box on the proxy card does not evidence sufficient demand to comply with your charter.

Middle Kingdom’s IPO prospectus did not explicitly state that a written letter would be required for the conversion of Class B shares. The transfer agent, however, requires a written instruction letter from stockholders wishing to convert their Class B shares in order to ensure the orderly conversion of such shares. Without written instructions, the transfer agent would be unable to match proxy votes with shares delivered to it in connection with the conversion. As disclosed in the “Conversion Procedures” section of the Amended S-4, which appears on page 62, stockholders must deliver to the transfer agent written instructions that they want to convert their Class B shares and a written certificate stating that they were the owner of such Class B shares as of the record date, they have owned such shares since the record date and they will continue to own such Class B shares through the closing of the acquisition. These requirements ensure that the transfer agent will convert only Class B shares owned by eligible stockholders.

Middle Kingdom believes that the term “demand letter” sounds more onerous than the requirement actually is. Accordingly, it has changed all references to the term “demand letter” in the Amended S-4 to “ instruction letter.”

If I have conversion rights, how do I exercise them, page 3

23.	Please reconcile your statement in the last sentence that shareholders must demand exercise at the time of the vote against the combination with the disclosure on page 43 of Middle Kingdom’s IPO prospectus that an “eligible Class B stockholder may request conversion at anytime after the mailing to our Class B stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose.”

Middle Kingdom has deleted a portion of this Q&A in an effort to comply with the Staff’s Comment #14. However, it has revised the Amended S-4 to be consistent with Middle Kingdom’s IPO prospectus. Specifically, it has revised the section “Summary—Conversion Rights” to address the Staff’s comment.

24.	Please revise your disclosure to include the information contained in the first paragraph of page 59 regarding the inability of shareholders to convert their shares if they cast their vote via telephone or the Internet.

Middle Kingdom has added the following statement to this section of the Q&A summary on page 9 of the Amended S-4:

“If you vote via telephone or internet, you will not be able to exercise your conversion rights.”

25.	Please tell us why this section does not mention tendering the stock certificate before the vote as mentioned on page 18. Also, with a view toward disclosure, please tell us the amount of time between when shareholders receive this proxy statement and the date of the meeting.

Middle Kingdom has added the following statement to this section of the Amended S-4:

“If you elect to convert your shares, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent by the day prior to the special meeting or to deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System by the day prior to the special meeting.”

Middle Kingdom also informs the Staff that in accordance with DGCL, Middle Kingdom will mail the proxy statement to its shareholders at least twenty days prior to the date of the special meeting.

What will happen if I abstain from voting… Page 11

26.	Please reconcile your disclosure that an abstention with respect to the adjournment proposal will have no effect on the vote with your disclosure at the bottom of page 16 that an abstention will have the same effect as a vote against the adjournment proposal. Please also make sure that these disclosures are consistent with your disclosure on page 111 and elsewhere in the registration statement.

Middle Kingdom has revised the disclosure on pages 16, 61 and 118 of the Amended S-4 to indicate that a broker non-vote will have no effect on the Adjournment Proposal vote, but an abstention will have the effect of a vote against the Adjournment Proposal.

The Parties, page 12

27.	Please reconcile the reference in the second paragraph regarding the extension of the December 13, 2008 deadline with the disclosure on page 14 of Middle Kingdom’s IPO prospectus which indicates that the certificate of incorporation prohibits amendment of the provision regarding the deadline. We also note that the disclosure in the IPO prospectus that “Pursuant to, among other documents, our amended and restated certificate of incorporation, if we do not complete a business combination within 18 months after the consummation of this offering or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, our purpose and powers will be limited to dissolving, liquidating and winding up. We view this obligation to dissolve and liquidate as an obligation to our stockholders and neither we nor our board of directors will take any action to amend or waive any provision of our certificate of incorporation to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods.”

The board of directors of Middle Kingdom believes that the certificate of incorporation provision prohibiting the extension of the deadline by which a business combination must be consummated was included in the IPO prospectus to protect Middle Kingdom stockholders from having to keep their investments for an unreasonably long period if Middle Kingdom failed to find a suitable acquisition in the timeframe contemplated by the certificate of incorporation. Nevertheless, the board believes that, given Middle Kingdom’s expenditure of time, effort and money on the proposed business combination with Pypo, circumstances warrant providing those Class B stockholders who might find Pypo to be an attractive investment an opportunity to consider the business combination with Pypo. Middle Kingdom does not believe that extending the deadline beyond December 13, 2008 for the purpose of considering the Pypo business combination will adversely affect the interests of Middle Kingdom or its stockholders. Furthermore, Middle Kingdom’s proposal to amend its certificate of incorporation to extend the deadline for the business combination, includes as part of that proposal an amendment to provide its Class B stockholders with conversion rights if they wish to terminate their investments as originally contemplated.

Satisfaction of the 80% test, page 14

28.	Please reconcile the disclosure in this section with the disclosure on page 69. It is unclear why you refer to the conversion price in this section when, according to page 69, the conversion price was not the basis for the board’s determination.

As this section was part of the summary, Middle Kingdom has shortened this section and in doing so has removed the language in this section that may be read to conflict with the disclosure in the section entitled “The Business Combination—Satisfaction of the 80% Test.” Middle Kingdom has instead summarized the findings of the company with respect to the satisfaction of the 80% test and has cross-referenced readers to the more detailed disclosure in the section entitled “The Business Combination—Satisfaction of the 80% Test.”

Middle Kingdom advises the Staff that it believes it has addressed the substance of the Staff’s comment in its revised disclosure in the section entitled “The Business Combination—Satisfaction of the 80% Test” on page 72.

Stock Ownership, page 18

29.	Please disclose what percentage of Class B shares is represented by the 1,250,000 shares.

Middle Kingdom has removed the paragraph that generated the above comment from the disclosure in the Amended S-4.

30.	Please tell us the authority on which the registrants rely to update the prospectus by means of a Form 8-K as you describe in this section.

The paragraph referencing the Form 8-K has been deleted.

31.	With a view toward more specific disclosure, please tell us the period during which the purchases can occur and how that period is consistent with “applicable securities laws.” Cite all authority on which you rely.

The paragraph referencing the purchases has been deleted.

32.	Please tell us how the purchases mentioned in this section will be consistent with the tender offer rules.

The paragraph referencing the purchases has been deleted.

Interests of Middle Kingdom Officers and Directors in the Business Combination, page 19

33.	With a view toward disclosure, please tell us whether the officers and directors have sufficient assets to satisfy the indemnification obligation related to the termination fee, excluding Middle Kingdom securities from the calculation of their assets.

Middle Kingdom has determined that if it is required to pay a termination fee pursuant to the terms of the merger agreement and such fee is paid from the proceeds of the trust account, its officers and directors subject to the indemnification obligations disclosed in the prospectus may not be able to satisfy their individual obligations to indemnify Middle Kingdom.

Middle Kingdom has added the following disclosure to this section of the Amended S-4:

“If Middle Kingdom is required to pay a termination fee pursuant to the terms of the merger agreement and such fee is paid from the proceeds of the trust account, its officers and directors subject to the indemnification obligations may not be able to satisfy their individual obligations to indemnify Middle Kingdom.”

Quotation, page 24

34.	With a view toward disclosure, please tell us whether you satisfy all of the objective listing criteria for listing on Nasdaq. Also clarify to which Nasdaq market you intend to apply.

Middle Kingdom does not currently meet the requirements for listing on NASDAQ. However, subsequent to the consummation of the business combination, MK Cayman intends to explore the possibility of listing on NASDAQ, but there is no assurance that it will be able to do so. MK Cayman presently is not able to clarify to the Staff which NASDAQ market it intends to apply to, as this will be determined at the time of any potential listing.

Regulatory Matters, page 26

35.	Please reconcile your disclosure here and on page 71 with your disclosure on page 83 regarding approvals required by the State of Arizona.

Middle Kingdom has revised the disclosure on pages 26 and 75 of the Amended S-4 to read as follows:

“The business combination and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirements or approvals, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings with the State of Delaware, State of Arizona and the Cayman Islands necessary to effectuate the transactions contemplated by the redomestication and the merger agreement.”

Pypo extends credit, page 29

36.	With a view towards clarified disclosures please tell us about the risk profile of your current debtors and any trends you are experiencing with collection.

Middle Kingdom has added disclosure to the risk factor describing the risk profile of Pypo’s current debtors and the trends Pypo is experiencing with collection.

Pypo has several operating entities, page 31

37.	Please clarify the extent to which your existing leases are subject to the issues identified in the parenthetical phrase and last sentence in the second paragraph.

Middle Kingdom has deleted the parenthetical phrase from the risk factor in the registration statement.

The principal shareholder, page 34

38.	Please disclose the purpose of Pypo’s relationship with Beijing Feijie and that portion of Pypo’s business derived through that relationship.

The general purpose of Pypo’s relationship with Beijing Feijie is to enable Pypo to access capital from sources outside of the PRC through Pypo Cayman, a Cayman Islands corporation, while maintaining compliance with PRC laws. China’s government heavily regulates the foreign ownership, licensing and permitting of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through a domestic PRC company wholly owned by Beijing Feijie. See the section entitled “Information about Pypo—Regulatory Matters” in the Amended S-4.

Like e-commerce businesses, retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. Accordingly, Pypo acquires new retail businesses and conducts its retail business in China through Beijing Feijie.

See “Information about Pypo—Pypo’s Distribution Services” for a description of the portion of Pypo’s business derived through its retail and e-commerce divisions.

Pypo Cayman and MK Cayman, page 36

39.	Please clarify why there is doubt about whether Pypo Cayman or MK Cayman is a resident enterprise. Also clarify whether you intend to treat Pypo Cayman and MK Cayman as a resident enterprise.

The Enterprise Income Tax Law of the PRC (the “EIT Law”) was adopted in 2007, and the interpretation of many of its provisions, including the definition of “resident enterprise,” is unsettled. In particular, the PRC tax authorities determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Pypo Cayman’s management is currently based in China and substantially all of its management members are expected to be based in China in the future. Middle Kingdom has added disclosure to the risk factor in the Amended S-4 to describe the uncertainty as to whether Pypo Cayman and MK Cayman will be treated as resident enterprises under PRC law. In the meantime, as the PRC tax authorities, not Pypo Cayman or MK Cayman, will determine the tax residency of Pypo Cayman or MK Cayman, Middle Kingdom advises the Staff that Pypo Cayman or MK Cayman is not able to take any position with the PRC tax authorities.

40.	Please clarify whether there is doubt about whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing constitute dividend income between qualified resident enterprises. Also clarify the position you intend to take with tax authorities regarding this issue. Provide similar disclosure regarding the uncertainty mentioned in the next two risk factors, and highlight in your summary the risk of investors incurring a tax obligation in China upon transfer of your shares.

If Pypo Cayman or MK Cayman is treated as a resident enterprise under the EIT Law (as discussed in the response to the preceding comment), then dividends that Pypo Cayman or MK Cayman receives from Beijing Pypo Technology Group Company Limited, Pypo Cayman’s indirect wholly owned subsidiary (“Pypo Beijing”), will be treated as dividend income between resident enterprises. However, the PRC tax authorities determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Accordingly, Middle Kingdom has added disclosure in the Amended S-4 to the summary of the risk of investors incurring a tax obligation and to the specified risk factors describing the uncertainty as to whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing will be treated as dividend income between qualified resident enterprises. In the meantime, as the PRC tax authorities, not Pypo Cayman or MK Cayman, will determine the tax residency of Pypo Cayman or MK Cayman, Middle Kingdom advises the Staff that Pypo Cayman or MK Cayman is not able to take any position with the PRC tax authorities.

PRC Regulations, page 39

41.	Please clarify whether Pypo’s affiliates have complied with required registration. Also tell us which shareholders who are subject to the regulation have not informed Pypo of their compliance.

Middle Kingdom has revised the disclosure in the Amended S-4 to clarify that Pypo’s affiliates subject to the PRC State Administration of Foreign Exchange (“SAFE”) registration requirements have informed Pypo of their registrations with SAFE and, to Pypo’s knowledge, all of its shareholders and/or beneficial owners subject to the SAFE registration requirements have registered with SAFE and are in the process of amending certain applicable registrations with SAFE.

The approval of the China Securities Regulatory Commission, page 40

42.	Please disclose what steps, if any, you have taken to obtain approval from the Chinese government. Please clearly disclose whether you believe that approval is or is not required) under Chinese law and provide us the basis for your determination. We may have further comments.

Middle Kingdom has added disclosure to the risk factor in the Amended S-4 to state that Middle Kingdom believes the approval of the China Securities Regulatory Commission

(“CSRC”) is not required for the business combination, as well as the basis for such opinion. Accordingly, Middle Kingdom has not taken steps to obtain approval from the Chinese government for the business combination. Although the highlighted risk may be remote, Middle Kingdom believes that the inclusion of the risk factor is appropriate in light of the fluidity of the regulatory environment for securities in China and the complexity of the business combination.

If MK Cayman becomes a foreign private issuer, page 43

43.	With a view toward clarified disclosure, please tell us whether the registrant will be a foreign private issuer upon closing of the transaction based on currently available information. Provide us the basis for your conclusion. Please tell us which disclosure form you intend to use upon closing and which rules you used to determine the disclosure required for the target in this registration statement.

Middle Kingdom has revised the disclosure in the Amended S-4 to clarify that it expects that MK Cayman will become a foreign private issuer following the consummation of the business combination.

Middle Kingdom’s determination that MK Cayman will meet the definition of “foreign private issuer” is based on Rule 3b-4(c) of the Exchange Act and the following statements that are expected to be accurate following the consummation of the business combination:

•

Not more than 50% of MK Cayman’s outstanding voting securities will be directly or indirectly held of record by residents of the United States. As set forth in the registration statement, Middle Kingdom expects that, following the business combination, over 96.1% of MK Cayman’s outstanding voting securities will be held of record by Arch Digital Holdings Limited (“ARCH”) (30.0%) and Capital Ally Investments Limited (“Capital Ally”) (66.1%), both of which are entities organized under the laws of the British Virgin Islands.

•

The majority of MK Cayman’s executive officers and directors will not be United States citizens or residents. As set forth in the Amended S-4, Middle Kingdom expects that, following the business combination, eight of MK Cayman’s twelve executive officers and directors will be citizens of the PRC.

•

Not more than 50% of the assets of MK Cayman will be located in the United States. Substantially all of MK Cayman’s assets will be located in the PRC, including its principal executive offices, 22 warehouse facilities and 189 retail stores.

•

The business of MK Cayman will not be administered principally in the United States. MK Cayman’s principal executive offices and substantially all of its administrative functions and personnel (including two-thirds of its executive officers and directors) will be based in the PRC.

As a foreign private issuer, MK Cayman will file annual reports on Form 20-F and periodic filings on Form 6-K.

MK Arizona should recognize gain (but not loss), page 44

44.	With a view toward clarified disclosure, please tell us the amount of gain or loss to be recognized if the closing had occurred on a recent date.

In the section entitled “Material United States Federal Income Tax Considerations—Tax Consequences of the Conversion—Tax Consequences to MK Arizona and MK Cayman” on page 95, it was disclosed that MK Arizona would recognize gain (but not loss) as a result of the conversion equal to the excess, if any, of the fair market value of each asset of MK Arizona over such asset’s adjusted tax basis at the effective time of the conversion. In order to respond to the Staff’s comment, Middle Kingdom would need to determine the fair market value of each of its assets as of a recent date, which valuation may change prior to the effective time of the conversion and therefore be irrelevant to a determination made on such date. This valuation would require the engagement by Middle Kingdom of an independent appraisal firm. Middle Kingdom respectfully submits that the benefits of the disclosure that could be provided by such a determination do not justify the considerable time, management resources and expenses associated with the disclosure.

Middle Kingdom Class A and Class B warrant holders, page 45

45.	Please identify the states that do not permit you to register the shares. Also identify all other states in which you have not complied with all applicable requirements to permit investors to purchase or sell the offered securities.

Middle Kingdom has revised the disclosure in this risk factor in the Amended S-4 to include the following statements.

“MK Cayman believes that the holders of Class A warrants and Class B redeemable warrants who reside in California, Colorado, Florida, Illinois, Louisiana, New Jersey, New York, Ohio, Pennsylvania and Texas will be able to exercise their Class A warrants and Class B redeemable warrants freely. Additionally, MK Cayman believes that holders of Class A warrants and Class B redeemable warrants who reside in Connecticut, Georgia, Maryland, Missouri and North Carolina will be able to exercise their Class A warrants and Class B redeemable warrants, provided that MK Cayman does not pay any commission or other remuneration (other than a standby commission) directly or indirectly for soliciting any security holder in the respective state.”

Middle Kingdom supplementally informs the Staff that the rationale for discussing the specific states listed in the above disclosure is that the foregoing states are the states in which Middle Kingdom’s non-objecting beneficial owners principally reside. Specifically, these stockholders own approximately 80% of Middle Kingdom’s outstanding stock.

Dividends, page 54

46.	Please disclose why Pypo Cayman declared the $17.6 million dividend and whether the dividend will be paid if the merger is not consummated. Please disclose whether this dividend payment will be used in part to repay the loans referenced at the bottom of page 160.

The $17.6 million dividend declared in September 2008 (equivalent to RMB 120.0 million calculated at the exchange rate of 6.8 RMB to one U.S. dollar) was paid in two installments. Pypo paid $11.7 million on November 4, 2008 (equivalent to RMB 80.0 million at the prevailing exchange rate as of such date) and $5.8 million on November 10, 2008 (equivalent to RMB 40.0 million at the prevailing exchange rate as of such date). The Pypo shareholders, at their own discretion, used all of the dividend to fund purchases of Middle Kingdom Class B common stock. As a result, the dividend will not be used to repay the loans referenced in “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Transactions with Officers, Directors and Affiliates.”

Middle Kingdom has revised the disclosure in the Amended S-4 in regard to the above.

Conversion Procedures, page 59

47.	Please reconcile your disclosure that an election of conversion rights is irrevocable and requires delivery of stock certificates with the disclosure in the Middle Kingdom IPO prospectus.

Middle Kingdom does not believe the disclosure in the Original S-4 is inconsistent with the disclosure in its IPO prospectus. The Original S-4 states the following on page 18:

“In the event that a stockholder tenders its Class B shares and decides prior to the special meeting that it does not want to convert its Class B shares, the stockholder may withdraw the tender.”

Furthermore, the Original S-4 states on page 17:

“The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved.”

Thus, the disclosure in the Original S-4 communicates to the Class B stockholders that his/her tender of Class B shares only becomes irrevocable if the tender is not withdrawn prior to approval of the business combination. Middle Kingdom believes this is consistent with the IPO prospectus statement that says “[a]ny request for conversion, once made, may be withdrawn at any time up to the date of the meeting.”

48.	With regard to your disclosure that exercise of conversion rights means that the stockholder no longer owns the shares, please tell us what happens to the shares if the business combination is not approved.

In response to the foregoing comment, Middle Kingdom directs the Staff to the third full paragraph under the “Conversion Procedures” section on page 63 of the Amended S-4, which states, in part, as follows:

“In the event that a stockholder tenders Class B shares and the business combination is not completed, these Class B shares will not be converted to cash and the physical certificates representing these Class B shares will be returned to the stockholder promptly following the determination that the business combination will not be consummated.”

Background of the Business Combination, page 62

49.	Please provide us the materials SPAC Investments and ARC Capital provided to you. Also provide us your analysis of whether the information provided by ARC Capital and SPAC Investments is subject to Form S-4 Item 4(b).

As requested, copies of the materials provided by SPAC Investments and ARC Capital are being provided supplementally for the Staff’s review.

We do not believe the materials provided are subject to Form S-4 Item 4(b). Item 4(b) requires a registrant to furnish the information as would be required by Item 1015(b) of Regulation M-A with respect to reports, opinions or appraisals received from an outside party materially relating to the transaction that are referred to in a prospectus.

The materials prepared by SPAC Investments were not prepared in order to provide Middle Kingdom with analysis specific to the business combination with Pypo, but were prepared to assist Middle Kingdom in analyzing the SPAC market generally. As seen in the supplemental materials, the information provided by SPAC Investments was not “materially relating to the transaction” referred to in the prospectus, and as such, is not subject to Item 4(b).

We do not believe the materials supplied by ARC Capital fall within Item 4(b), since the item requires information to be supplied with respect to materials received from an “outside party” and ARC Capital would not be considered to be an outside party, as it is a substantial shareholder of Pypo. Furthermore, as seen in the supplemental materials, the materials provided by ARC Capital did not “materially relate to the transaction” in question as required in Item 4(b), but were prepared by ARC Capital in connection with an unrelated offering.

50.	Please tell us the date of the “presentation explaining the proposed transaction to the investment community.” Also tell us how the presentation was consistent with Section 5 of the Securities Act and the proxy rules. Provide us a copy of the presentation.

The date of the “presentation explaining the proposed transaction to the investment community” was September 10, 2008. The presentation was filed on a Form 8-K dated September 11, 2008, and is being provided supplementally to the Staff as requested.

As indicated on the Form 8-K, the presentation was a written communication pursuant to Rule 425 and Rule 165(a) under the Securities Act. Such rules state that, notwithstanding Section 5(c) of the Securities Act, the offeror of securities in a business combination transaction to be registered under the Securities Act may make an offer to sell those securities from and including the first public announcement until the filing of a registration statement related to the transaction, so long as any written communication made in connection with or relating to the transaction is filed in accordance with Rule 425 and the conditions in Rule 165(c) are satisfied. Rule 165(c) requires the placement of a prominent legend that urges investors to read the relevant documents filed or to be filed with the SEC because they contain important information. The legend also must explain to investors that they can obtain the documents for free at the SEC’s web site and must describe which documents are available free from the offeror. Middle Kingdom provided the foregoing legend under the heading “IMPORTANT NOTICES” in its Form 8-K. With respect to compliance with the proxy rules, Rule 14a-12 provides that a solicitation may be made prior to furnishing security holders with a proxy statement, if certain information is included in the solicitation. Such information includes, the identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information, and a prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information, which legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission’s web site and describe which documents are available free from the participants. Middle Kingdom provided the foregoing under the heading “IMPORTANT NOTICES” in its Form 8-K. The rule also states that solicitation materials distributed in connection with a registered offering are required to be filed only under Rule 425 and will be deemed to be filed under Rule 14a-12. As discussed above, the materials in question were filed pursuant to Rule 425 and, as such, are deemed to be filed under Rule 14a-12.

Middle Kingdom’s Reasons for the Business Combination, Page 66

51.	Please provide us with copies of the industry reports you cite in this section and elsewhere throughout the prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Tell us whether the data you cite in your document is publicly available. Also tell us:

•	how you confirmed that the data reflects the most recent available information,

•	whether the industry reports were prepared for use in your registration. statement,

•	whether you paid for the compilation of the data, and

•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Middle Kingdom attaches hereto as Exhibit A copies of the industry reports cited in the Original S-4. Each exhibit has been marked to indicate the relevant sections supporting the data used in the Original S-4 and the page number of the Amended S-4 where the data is used. With respect to each source document, Middle Kingdom confirms that all the data included in the registration statement represents the most recently published data from each of the respective sources. Middle Kingdom confirms that it did not pay for the compilation of any of the data. Pypo or one of its affiliates paid for the compilation of the cited material from Gartner Inc., GfK Marketing Consulting (China) Co., Ltd., Business Monitor International, and Economist Intelligence Unit Limited. Middle Kingdom confirms the data was not prepared for use in the registration statement and Middle Kingdom was not otherwise affiliated with the preparation of the data. Finally, Middle Kingdom confirms that all of the data is publicly available, except for the data that came from material for which Pypo or one of its affiliates paid. Other than with respect to the data provided from Gartner Inc., GfK Marketing Consulting (China) Co., Ltd., Business Monitor International, and Economist Intelligence Unit Limited, Middle Kingdom did not seek the respective authors’ consent to use the data in the registration statement because the data is publicly available.

52.	From your disclosure in this section, it remains unclear how the board determines the amount it was willing to pay for Pypo. The factors cited in your current disclosure appear to indicate that the board would have been willing to pay almost any amount of consideration. Please clarify. Please also address how the $l7.6 million dividend mentioned on page 55 was considered in the board’s analyses.

In response to comment 53, Middle Kingdom has revised the disclosure appearing in the section entitled “The Business Combination—Satisfaction of the 80% Test” on page 72, which revisions it believes also address the Staff’s comment 52.

Satisfaction of the 80% Test, page 69

53.	Please summarize the analyses that you mention in this section, including this Pypo analysis and the comparable company and multiple analyses mentioned in this section. Please disclose whether you factored the pending $17.6 million dividend payment referenced on page 55 into your valuation of Pypo.

Middle Kingdom has revised the disclosure appearing in this section to address the Staff’s comment.

Estimates, Projections and Forecasts, page 79

54.	It appears from your disclosure at the bottom of pages 63 and 79 that Pypo provided you financial projections. If so, please disclose the projections.

As noted in its response to the Staff’s Comment #49 above, Middle Kingdom is supplementally providing to the Staff all of the materials provided to it by Arc Capital, including Pypo’s financial projections. Middle Kingdom has revised the disclosure appearing in the section entitled “The Business Combination—Satisfaction of the 80% Test” on page 72 to set forth the financial projections utilized by Middle Kingdom in its valuation of Pypo. Although the materials provided supplementally to the Staff contain more extensive information than has been included in the Amended S-4, Middle Kingdom believes all of the information relevant to Middle Kingdom’s analysis has been disclosed.

Pypo’s Conditions to Closing, page 80

55.	We reference the first bullet point under this heading. Please disclose whether Middle Kingdom is obligated to seek an extension of the business combination deadline.

Middle Kingdom has revised the first bullet point under this heading in the Amended S-4 as follows:

“• there shall have been no material adverse effect with respect to Middle Kingdom since June 30, 2008, including any material adverse effect arising from the efforts on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline, if the board of directors, in its sole discretion, elects to seek such an extension;”

Middle Kingdom also refers the Staff to Sections 9.2(a) and 11.1(c) of the merger agreement as evidence that the decision to seek such an extension is solely at the discretion of Middle Kingdom.

56.	Refer to the last paragraph of this section and to the section entitled “Amendment, Extension and Waiver” on page 83. Please tell us your plans regarding resoliciting shareholder approval if a condition is waived or the agreement is otherwise changed.

Middle Kingdom advises the Staff that if a material change is made to the merger agreement after receipt of shareholder approval, Middle Kingdom will re-solicit shareholder approval. Approval of the revised merger agreement will be subject to the same fundamental conditions as the original merger agreement. That is, Middle Kingdom will proceed with the business combination only if a majority of the shares of Class B common stock voted at the special meeting are voted in favor of the business combination and holders of Class B shares representing less than 20% of the Class B shares exercise their conversion rights.

Effect of Termination, Termination Fee, page 83

57.	Please clarify whether you must pay the termination fee if you are unable to complete the termination before the deadline mentioned in Middle Kingdom’s IPO prospectus due to more than 20% of Class B shareholders electing to convert or otherwise.

Middle Kingdom has added the following statement to this section of the Amended S-4:

“Under the merger agreement, Middle Kingdom will not be obligated to pay any termination fee to Pypo if the business combination is not consummated solely on account of Middle Kingdom’s stockholders failing to approve the redomestication or business combination or more than 20% of the Class B shareholders electing to convert their Class B shares.”

Middle Kingdom also refers the Staff to Section 15.3 of the merger agreement, which sets forth all circumstances in which the termination fee is payable.

58.	Please disclose whether any termination fee received by Middle Kingdom would become part of the trust and distributed to shareholders in the event of liquidation.

Middle Kingdom has added the following statement to the disclosure in this section of the Amended S-4:

“If Middle Kingdom receives any payment for damages in connection with the termination or abandonment of the merger agreement, such payment will become part of Middle Kingdom’s general assets, rather than part of the trust account, and, upon liquidation of Middle Kingdom, such payment will be distributed to Middle Kingdom’s common stockholders, along with any other remaining out-of-trust net assets.”

Conclusion of Middle Kingdom’s Board of Directors, page 83

59.	We note your disclosure at the top of page 84. Please clearly disclose where the discussion of information and factors considered by the board is located in the registration statement. From your revised disclosure, it should be clear what analyses the board conducted and how those analyses supported the board’s conclusions.

The Original S-4 included a detailed discussion of the information and factors considered by the board in making its determination that the business combination is in the best interests of its shareholders. Middle Kingdom has added to the Amended S-4 a reference to this discussion, which begins on page 69.

Lock-Up Agreements, page 85

60.	Please revise your disclosure so that investors can understand the length of the lock-up periods. Also, include the effect of the Gottex pledge.

Middle Kingdom has revised the disclosure in this section to clarify the length of the lock-up period for Pypo’s non-management shareholders. Middle Kingdom believes the first bullet point clearly sets forth the length of the lock-up period for Pypo’s management shareholders.

Under its pledge agreement with Gottex, ARCH may not transfer, convey, sell or otherwise dispose of all or any part of the pledged shares until the pledge agreement terminates upon the discharge of all obligations under the Gottex facility agreement. Thus, in addition to being subject to a 12-month lock-up period, ARCH’s shares may not be transferred while they remain subject to the Gottex pledge.

Material United States Federal Income Tax Considerations, page_88

61.	Please disclose the tax consequences of the transaction to holders of the units.

Middle Kingdom has revised the disclosure on page 92 of the Amended S-4 to address the Staff’s comment.

62.	Whenever possible, you must state unequivocally the tax consequences of the transaction, not merely what the consequences “should” or “ may” be. In each circumstance where your counsel is not able to opine on a material tax matter, please say so directly, disclose why you are not able to provide the disclosure, and disclose the possible outcomes and risks to investors of that tax consequence.

Where counsel is not able to provide an opinion, you should not state that one outcome should or is more likely to occur. If, in contrast, counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you should explain the reasons for the doubt, the degree of uncertainty, and provide risk factor and/or ether appropriate disclosure setting forth the risks to investors. We note for example:

a.	The absence of disclosure on page 89 of the, degree of uncertainty regarding application of section 368(a);

b.	Numerous equivocal “should” statements on page 89 even though the disclosure already assumes qualification as a reorganization;

c.	Your disclosure on page 91 that it “is not entirely clear” what the holding period will be;

d.	Your disclosure on page 95 that securities quoted on the OTC Bulletin Board may not qualify as marketable stock.

Middle Kingdom has revised the disclosure to address the Staff’s comments.

63.	Please tell us the relevance of the statements in this section regarding cash payments for fractional shares. In what circumstances will such cash payments be made in your transaction?

Middle Kingdom has removed from the Amended S-4 all statements regarding the payment of cash to those holders of Middle Kingdom securities who would otherwise be entitled to receive a fraction of a share of MK Arizona securities and/or MK Cayman securities upon consummation of the merger, as there are no foreseeable circumstances in which such cash payments would arise.

Tax Consequences to MK Arizona and MK Cayman, page 90

64.	Refer to the last two paragraphs of this section. Please clarify the difference between the treatment under section 7874(a) and section 367.

Middle Kingdom has revised the disclosure to address the Staff’s comment.

Exercise or Lapse, page 92

65.	We note your statements of consequences “if” the securities contain specific terms. Please tell us why you cannot determine the terms of the offered securities.

Middle Kingdom has deleted the sentence referenced in the Staff’s comment.

The Redomestication Proposal, page 97

66.	Please explain how Cayman Islands law permits “greater flexibility and possibly improved economics,” why targets view being a shareholder in a Cayman Islands company more favorably, and how the tax and regulatory burden is “less onerous.”

Middle Kingdom has revised the disclosure in this section to remove the claims referenced in the Staff’s comment.

Adoption of the Redomestication Proposal, page 98

67.	Please clarify which provision of your certificate of incorporation is at issue in the last sentence of the third paragraph.

Middle Kingdom has revised the disclosure in this section of the Amended S-4 to read as follows:

“As all of Middle Kingdom’s Class B stockholders are voting upon the redomestication in connection with their vote upon the business combination, and such transactions are cross-conditioned, Middle Kingdom believes that the consummation of the redomestication immediately prior to the business combination does not violate Article IV, paragraph C of its Certificate of Incorporation, which prohibits Middle Kingdom from amending its certificate of incorporation prior to consummation of a business combination.”

68.	Please clarify how a merger “interrupts” the existence of a company in a manner that a “continuance” does not.

The concept of continuation of business arises where the successor corporation is merely a continuation or reincarnation of the predecessor corporation under a different name. The change is in form, but not in substance. One of the main factors considered by a court to determine if an entity is a “mere continuation” of the predecessor is whether the acquiring corporation assumes the liabilities and/or obligations of the transferor corporation, especially those that are ordinarily necessary for the uninterrupted continuation of the transferor corporation’s normal business operations.

In a merger, two or more corporations combine according to procedures established by the jurisdictions in which each of the participating corporations is incorporated. Upon the consummation of a statutory merger, one of the entities ceases to exist and the surviving corporation is deemed to take and have transferred to, and vested in it, all the property and debts and all prior liabilities and obligations of each corporate party, except for certain assets, obligations and liabilities that may not be transferable even by operation of law.

Thus, in a merger, although two or more parties combine into a single entity, the corporate existence of those entities that cease to exist is interrupted by the merger. That is, all of the property and debts and all prior liabilities and obligations of the disappearing entities are transferred to the surviving entity. However, in a continuation, there is no transfer by operation of law of the entity’s property, debts, liabilities and obligations; rather, the entity’s assets, liabilities and obligations merely continue with the corporation under its new name or identity.

Differences of Stockholder Rights, page 100

69.	Your disclosure may not be qualified by reference to statutes. Please revise the second paragraph here and the first paragraph on page 171 accordingly.

Middle Kingdom has removed the statutory qualifications of the disclosure in this section of the Amended S-4 and on page 185 of the Amended S-4.

70.	Where (1) the transaction involves changes from Middle Kingdom Alliance Corp’s current certificate of incorporation and bylaws, and (2) state law would require approval of the proposed changes if they were standing on their own, each such change should be set out as a separate proposal. We note for example the change to the classified board mentioned on page 105, the two-thirds voting requirement on page 106, and the change in number of authorized shares and the one-third quorum mentioned on page 171.

Middle Kingdom has included as separate proposals the change to the classified board and the change in the number of authorized shares. Middle Kingdom has not included as separate proposals the change in the two-thirds voting requirement. We have reviewed the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations: Fifth Supplement dated September 2004, which discusses the application of Rule 14a-4(a)(3) in the context of merger and acquisition transactions. Middle Kingdom does not believe the two-thirds voting requirement (as opposed to the majority voting requirement under Delaware law) is a material change to its stockholders, as upon completion of the business combination, the Pypo shareholders will hold approximately 96.1% of the outstanding shares of MK Cayman. As such, the Middle Kingdom stockholders are not materially adversely affected by the change to the voting requirement. Furthermore, Middle Kingdom notes to the Staff that the two-thirds voting requirement is a requirement of Cayman Islands law and was not a negotiated aspect of the MK Cayman Articles of Association.

71.	Please disclose any material differences between shareholder rights and protections afforded by the laws of Arizona and Delaware as they relate to your redomestication to the Cayman Islands. It is unclear whether shareholders would lose rights or protections by merging into an Arizona company. If no such differences exist, please clearly disclose this information.

Middle Kingdom does not believe the revised disclosure requested by the Staff in the foregoing comment is necessary, as Middle Kingdom shareholders will never be affected by Arizona law. Immediately upon Middle Kingdom’s merger with and into MK Arizona, MK Arizona will become MK Cayman (a Cayman Islands corporation) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The redomestication procedure will result in all Middle Kingdom shareholders becoming shareholders of MK Cayman. Accordingly, Middle Kingdom has not incorporated the requested disclosure in the Amended S-4.

72.	We note the final paragraph on page 100. Please revise to remove any implication that the summary does not provide complete disclosure of all material differences. Add any additional disclosure necessary to make your revised statement true.

Middle Kingdom has revised the disclosure on page 105 of the Amended S-4 to clarify that the discussion includes a complete summary of all material changes in stockholder rights resulting from the redomestication, but does not cover all of the differences between Cayman Islands law and Delaware law affecting corporations and their shareholders or all the differences between Middle Kingdom’s Certificate of Incorporation and bylaws and MK Cayman’s Memorandum of Association and Articles of Association.

73.	Where you disclose that a provision is subject to a provision of the charter, like under “Shareholder Consent” on page 103, please clarify how your charter addresses the issue.

The articles of association of MK Cayman allow the shareholders of the company (or of a particular class) to pass resolutions without holding a meeting if such resolutions of the shareholders (or class thereof) are passed by a unanimous written resolution signed by all of the shareholders (or class thereof) entitled to vote. Specifically, Article 73 of the Articles of Association of MK Cayman provide as follows, “A resolution in writing signed (in one or more counterparts) by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.”

Middle Kingdom has revised the disclosure in this section of the Amended S-4 to clarify how MK Cayman’s charter addresses shareholder consent. In addition, Middle Kingdom has revised the disclosure throughout the section “The Redomestication Proposal—Differences of Stockholder Rights” to clarify how MK Cayman’s charter addresses each issue that is subject to a provision of its charter.

Advance notification, page 108

74.	Please clarify the effect of the differences you note. For example, does this section mean that shareholders of the Cayman Islands company can nominate directors and propose business for a meeting without any specific period of advance notice? Or is the difference that shareholders have no ability to nominate directors and propose business for a meeting because the Cayman Islands company has the ability to exclude those matters from the notice convening the meeting?

The Articles of Association of MK Cayman provide that at least 14 calendar days’ notice must be given for any general meeting. The notice must specify the place, the day and the hour of the meeting and the general nature of the business, provided that a general meeting of MK Cayman shall, whether or not the notice has been given and whether or not the provisions of the articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

•	in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

•

in the case of an extraordinary general meeting by shareholders (or their proxies) having a right to attend and vote at the meeting and holding not less than 75% in par value of the shares giving that right.

The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any shareholders shall not invalidate the proceedings at any meeting.

The shareholders of MK Cayman would therefore be able to nominate directors and propose business for a meeting without any period of advance notice:

1) at an annual general meeting of the company if all the shareholders of the company (or their proxies) entitled to attend and vote were present at the meeting and agreed to the nomination and/or the business proposal; and

2) at an extraordinary general meeting of the company if 75% of the shareholders of the company (or their proxies) entitled to attend and vote, were present at the meeting and agreed to the nomination and/or the business proposal.

MK Cayman does not have the ability to exclude any matters from the notice convening the meeting under Cayman Islands law.

Middle Kingdom has revised the disclosure in this section of the Amended S-4 to clarify the advance notification requirements for proposals of shareholders under Cayman Islands law.

Business Overview, page 112

75.	If you are not Samsung’s only distributor in China, please balance you disclosure regarding your exclusive agreement with Samsung accordingly.

As reflected in Middle Kingdom’s current disclosure, Pypo is authorized to act as Samsung’s exclusive national distributor only with respect to certain models of Samsung mobile phones in China. See “Information about Pypo—Business Overview” and “Information about Pypo—Suppliers.” Middle Kingdom has modified the disclosure in the Amended S-4 relating to the Samsung distribution agreement to clarify that Pypo is Samsung’s exclusive distributor in China with respect to some but not all models of Samsung mobile phones.

Superior Inventory and Logistics Management, page 113

76.	We note your disclosure on page 31. Please revise your discussion to disclose, if true, that you outsource your warehousing and logistics to third parties.

Middle Kingdom has revised the discussion in the Amended S-4 to indicate that Pypo contracts with third parties for warehouse and logistics services.

Corporate Organization, page 118

77.	With a view toward clarified disclosure, please tell us (1) the purpose of each level of your multi-tiered corporate structure, including the purpose entering a control agreement with Beijing Feijie rather than acquiring ownership of the operating entities, (2) who owns the minority interests in your subsidiaries.

(1) Middle Kingdom has revised and added to the disclosure in the section entitled “Information About Pypo—Corporate Organization and Operating History” in the Amended S-4 to clarify the purpose of each level of Pypo’s multi-tiered corporate structure. Among other things, Middle Kingdom has disclosed the following in the Amended S-4:

•

Pypo Cayman and Pypo HK were formed as the holding company and an intermediate Hong Kong-based holding company for Pypo Beijing, respectively, during Pypo’s restructuring in late 2007. In the restructuring, the then-existing shareholders of Pypo Beijing transferred all of their equity interests in Pypo Beijing to Pypo HK in exchange for shares of Pypo Cayman. Like many other similarly situated Chinese companies, Pypo adopted the offshore holding structure to facilitate foreign investment in the company and a possible listing of Pypo on a foreign stock exchange.

•

From January 2004 to August 2008, Pypo Beijing formed 23 wholly owned subsidiaries and two 50% owned entities in China to primarily facilitate the operation of its distribution business in various provinces in China. The remaining 50% equity interests in the two 50% owned entities, Beijing Yipai-top Communication Technology Co. Ltd. and Beijing PYPO Shidai Technology Co., Ltd., are held by a limited liability company incorporated in China and Qing Wang, a Chinese citizen, respectively.

•

As discussed in Middle Kingdom’s response to the Staff’s Comment #38, the general purpose of Pypo’s relationship with Beijing Feijie is to enable Pypo to access capital from sources outside of the PRC through Pypo Cayman, a Cayman Islands corporation, while complying with PRC laws. China’s government heavily regulates the foreign ownership, licensing and regulation of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations on foreign ownership, Pypo conducts its e-commerce business through a domestic PRC company wholly owned by Beijing Feijie. See “Information about Pypo—Regulatory Matters.”

•

Like e-commerce businesses, retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, are heavily regulated. Accordingly, Pypo acquires new retail businesses and conducts its retail business in China through Beijing Feijie.

(2) The remaining 49% equity interest in each of the four 51% owned subsidiaries of Beijing Feijie is held by Messrs. Xinyu Zhao, Yamin Zhang, Mingxi Qiu and Zhuqun Peng, respectively, each a PRC individual.

Regulatory Matters, page 123

78.	Please disclose the duration of the internet license.

Middle Kingdom has added the following disclosure to the Amended S-4 about the duration of the internet license:

“Beijing Dongdian currently holds an ICP license, that was issued pursuant to PRC laws and regulations on June 19, 2007 and has a five-year term.”

Facilities, page 124

79.	Please clarify when the three to five year lease term expires on your material leases.

Middle Kingdom has revised the disclosure to the Amended S-4 to read as follows:

“Pypo has approximately 189 retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu provinces and Shanghai, comprising an aggregate of approximately 90,000 square meters, of which Pypo leases approximately 87,100 square meters from third parties, with terms generally ranging from 3 to 5 years that expire in 2011 to 2013.”

Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 125

80.	Please ensure that you have included required discussion and analysis of known trends. For example, is unclear what the effect will be on your historic disclosure regarding revenue, margins or otherwise of:

•	your May 2008 entrance into retail operations mentioned on page 127,

•	the acquisition of 86 retail stores mentioned on page 119, and

•	your new and expiring supplier contracts mentioned on page 120.

It is also unclear why the trend toward lower prices mentioned at the bottom of page 117 is not discussed in your MD&A.

Middle Kingdom has revised the discussion and analysis of known trends in the Amended S-4 to reflect the impact of Pypo’s entry into the mobile phone retail market in May 2008 and the acquisition of the 189 retail stores. In addition, Middle Kingdom has added disclosure to the Amended S-4 to clarify that the Samsung UMPC distribution agreement is renewable on an annual basis. Middle Kingdom has disclosed that it does not expect the existence of the new Samsung distribution agreement to have a material impact on Pypo’s revenues and margins because Pypo has historically distributed Samsung mobile phones on terms substantially similar to those set forth in the agreement despite the absence of a written distribution agreement between Samsung and Pypo in the past. Finally, Middle Kingdom has added disclosure to Pypo’s MD&A discussing the trend toward lower prices.

Liquidity and Capital Resources, page 135

81.	The first sentence of the third paragraph discloses that Pypo has sufficient cash for anticipated acquisitions. The next sentence discloses that Pypo may require additional cash for anticipated acquisitions. Please reconcile.

Middle Kingdom’s intention was for the first sentence of this paragraph to refer to the acquisitions of six retail chains for which Pypo had entered into binding commitments to purchase as of March 31, 2008. Middle Kingdom intended for the next sentence to refer to other potential future acquisitions. Middle Kingdom has revised the disclosure in the Amended S-4 in response to this comment as follows:

“Pypo believes that its current cash and cash equivalents will be sufficient to meet its anticipated cash needs of Pypo for at least the next twelve months, including working capital, planned capital expenditures, planned acquisitions of six retail chains and the dividend described above. Pypo may, however, require additional cash due to changing business conditions or other future developments, including any unanticipated investments or acquisitions Pypo may pursue.”

Contractual Obligations, page 139

82.	Please tell us how the table reflects your binding contracts to acquire additional stores mentioned on page 13, 69 and 119 and the purchase commitments mentioned on page 120.

Middle Kingdom has added disclosure in the Amended S-4 regarding Pypo’s lease obligations relating to the acquisition of additional retail stores for which Pypo had entered into binding agreements as of October 31, 2008.

Liquidity and Capital Resources, page 145

83.	Regarding the last sentence in the carryover paragraph on page 147:

•	clarify whether the $8.29 has already been reduced by the amount payable to the bank and dissolution and distribution costs;

•

We note the disclosure in Middle Kingdom’s IPO prospectus that “In the event of a liquidation, our officers, directors, and initial stockholder have agreed to indemnify us from any third party claims against us that would reduce the amount of funds held in trust, on a several basis, in proportion to their ownership interest in our Series A Units prior to this offering.” Please disclose the amount per share available assuming that indemnification obligations are fulfilled.

In response to the first bullet point, Middle Kingdom informs the Staff that the $8.29 amount, which Middle Kingdom has recalculated to be $8.18, has already been reduced by the amount payable to the bank and the costs associated with dissolution and distribution. To clarify the disclosure in the Amended S-4, Middle Kingdom has revised the statement as follows:

“At September 30, 2008, the amount available in the trust account would equal approximately $8.18 per Class B common share after reserving for all amounts due (i) Middle Kingdom’s creditors, excluding those that have waived their right to seek payment from the trust account, (ii) the outstanding payable to the bank under Middle Kingdom’s line of credit and (iii) the approximate $125,000 estimated costs associated with Middle Kingdom’s plan of dissolution and distribution.”

In response to the second bullet point, Middle Kingdom has added the following statement to this section of the Amended S-4:

“In the event of a liquidation and assuming all indemnification obligations of Middle Kingdom’s officers, directors and initial stockholder are fulfilled, at September 30, 2008, the amount available in the trust account would equal approximately $8.38 per Class B common share after reserving the approximate $125,000 estimated costs associated with Middle Kingdom’s plan of dissolution and distribution.”

84.	Refer to the last paragraph of this section. Please tell us the terms of any securities offering. Also tell us whether you can issue Class B shares that would be eligible to vote on the business combination.

As disclosed in this paragraph, Middle Kingdom may be required to raise additional funds through an offering of securities; however, Middle Kingdom will not, under any circumstances, offer or sell additional Class B shares to raise such funds.

Quantitative and Qualitative Disclosures About Market Risk, page 148

85.	Please provide an explanation of your status under the Investment Company Act of 1940 in light of the investment of almost all your assets in securities meeting only “certain” conditions under Rule 2a-7.

To clarify the disclosure in the Amended S-4, Middle Kingdom has revised the statement in this section to remove the term “certain.” The revised sentence is as follows:

“The net proceeds of Middle Kingdom’s IPO held in a trust account have been invested in United States government securities as that term is defined in the Investment Company Act of 1940.”

Independence of Directors, page 151

86.	Please provide the disclosure required by Regulation S-K Item 407(a), including identifying each director that is independent under the applicable independence standards, and providing disclosure of directors that are not independent with respect to all members of the board applying the applicable requirements for committees of the board of directors.

Middle Kingdom has revised the Amended S-4 to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Compensation Committee Interlocks and Wider Participation, page 151

87.	The disclosure required by Regulation S-K Item 407(e)(4) must be provided with regard to the last completed fiscal year. Please revise accordingly.

Middle Kingdom believes that it had included on page 151 in the Original S-4 and on page 162 of the Amended S-4 the disclosure required by Regulation S-K Item 407(e)(4) with respect to the last completed fiscal year.

Compensation Discussion and Analysis, page 152

88.	Please reconcile the titles of Mr. Fei and Mr. Leong mentioned in the first paragraph of this section with the information in the paragraphs following the table on page 149 which appear to indicate that these individuals were officers of Pypo Beijing, not of Pypo.

Middle Kingdom has revised the disclosure in response to this comment.

Base Salary, page 152

89.	Please provide specific disclosure regarding why salaries were increased in fiscal 2008 and how the amount of each increase was determined. Also discuss how the compensation amounts in the new employment agreements were determined.

The apparent salary increase from fiscal 2007 to fiscal 2008 reflected in the summary compensation table resulted from year-over-year variation in the RMB to dollar exchange rates. In both fiscal 2007 and fiscal 2008, Pypo Beijing paid RMB1,200,000 as base salary to each of Messrs. Zhang, Fei, Zhou and Wan, and Middle Kingdom has revised the disclosure in the Amended S-4 to clarify.

Middle Kingdom has added disclosure to explain how Pypo Beijing determined the amount of compensation awarded to the executive officers in the new employment agreements, which were equivalent (in RMB) to each of their base salaries in fiscal 2008.

Annual Bonuses,_ page 153

90.	We note that you have not provided a quantitative discussion of the “specific goals” to be achieved in order for your executive officers to earn their annual bonuses. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To, the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Historically, Pypo’s executives have received annual bonuses as an integral component of their compensation structure. Pypo pays such bonuses at the end of each fiscal year as a fixed component of compensation, and such bonuses are not performance-based. A certain portion of the executive’s total compensation is allocated to annual bonuses because the applicable PRC individual income tax rate with respect to annual bonuses is lower than that imposed on base salaries.

Middle Kingdom has revised the disclosure on page 164 in the Amended S-4.

Summary Compensation Table, page 153

91.	We note the reference to non-equity incentive plan compensation in your summary compensation table. Please provide the table required by Regulation SK Item 402(d).

In the registration statement, Middle Kingdom had classified $49,516 and $46,611 that Mr. Wan received during fiscal 2008 and fiscal 2007, respectively, as amounts received in respect of a non-equity incentive plan. Instead, these amounts should have been classified as base salary for the respective fiscal years. Middle Kingdom has revised the summary compensation table in the Amended S-4 to include such amounts under the base salary column.

Middle Kingdom Related-Party Transactions, page 156

92.	Please disclose the amounts paid to each related party based on the agreements mentioned in the second and third paragraphs following the footnotes.

Middle Kingdom has incorporated a chart into this section of the Amended S-4 disclosing all payments made to Middle Kingdom’s directors, officers and other related parties pursuant to the agreements and arrangements discussed in the second and third paragraphs following the footnotes in this section.

Pypo Related Party Transactions, page 157

93.	We note your disclosure in footnotes 4 through 8 on pages 165-166. Please revise your disclosure of transactions so that it is clear to investors reading this section how each entity is related to you and how the entities are related to each other.

Middle Kingdom has revised the disclosure in the section of the Amended S-4 entitled “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Private Placement” to reflect the relationships between and among Pypo and the respective entities.

94.	Please quantify the amount of your obligations under the Exclusive Technology Consulting and Service Agreement mentioned on page 157 and the Exclusive Business Cooperation Agreement mentioned on page 158.

In September 2008, Mr. Hui Liu, the 50% shareholder of Beijing Feijie, transferred his shares in Beijing Feijie to Mr. Zhikuan Guan. In connection with this share transfer, Mr. Guan, Mr. Fei, Beijing Feijie and Pypo Beijing entered into amended and restated control agreements which replaced those previously disclosed in the registration statement. Middle Kingdom has revised the disclosure under the section of the Amended S-4 entitled “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Certain Agreements and Contractual Arrangements between Pypo and Beijing Feijie and/or Its Shareholders” to reflect the entry into the new control documents.

Under the Exclusive Business Cooperation Agreement dated September 1, 2008, Beijing Feijie agreed to pay Pypo Beijing annual business support and technology consulting and service fees equal to a percentage of Beijing Feijie’s audited total operating income for each year. Although the percentage of income payable to Pypo Beijing has not yet been determined, the process for determining such percentage is set forth in the agreement, and the percentage may be subsequently adjusted from time to time as agreed in writing by Pypo Beijing and Beijing Feijie. As of the date of this response letter, Beijing Feijie had not made any payments to Pypo Beijing under the agreement.

Under the Exclusive Business Cooperation Agreement dated July 28, 2008, Beijing Dongdian agreed to pay Pypo Beijing annual service fees equal to a percentage of Beijing Dongdian’s audited total operational income for each year. Although the percentage of income payable to Pypo Beijing has not yet been determined, the process for determining such percentage is set forth in the agreement, and the percentage may be subsequently adjusted from time to time as agreed in writing by Beijing Feijie and Beijing Dongdian. As of the date of this response letter, Beijing Dongdian had not made any payments to Pypo Beijing under the agreement.

95.	We note your disclosure that the call options described on pages 158 and 159 are conditioned “to the extent permitted by PRC law.” Please clarify how PRC law would limit the purchase rights. Also clarify when the relationships expire or can be terminated.

Middle Kingdom has revised the disclosure in the Amended S-4 in response to this comment.

The exercise of the purchase rights under the exclusive option agreement among Pypo Beijing, Beijing Feijie and Beijing Dongdian are subject to (i) the release of the restrictions on foreign investments in the value-added telecommunications industry; and (ii) other PRC government approval and registration requirements associated with converting a domestic PRC company into a company with foreign ownership.

The exercise of purchase rights under the exclusive option agreements among Pypo Beijing, Beijing Feijie and each of Mr. Guan and Mr. Fei are subject to (i) the release of the restrictions on foreign investments in the value-added telecommunications industry; (ii) obtaining approvals from PRC government authorities in connection with companies doing retail business in China with foreign ownership; and (ii) other PRC government approval and registration requirements associated with converting a domestic PRC company into a company with foreign ownership.

Each of these exclusive option agreements has an initial term of ten years and is renewable at Pypo Beijing’s election.

Private Placements, page 159

96.	Please tell us why your disclosure is limited to transactions after March 31, 2006.

Middle Kingdom has revised the lead-in sentence in this section of the Amended S-4 to read as follows:

“Since its inception, Pypo Cayman has entered into the following private placements:”

97.	Please ensure that the purpose and full value of each transaction is clear from context. For example, at the top of page 160 you refer to a November 2007 transaction involving $18,270. However, from page 161, it appears that the transaction also involved $47.3 million.

Middle Kingdom has revised the disclosure regarding the November 2007 transactions to clarify the purpose and amount of this transaction.

Transactions with Directors, Shareholders and Affiliates, page 160

98.	Please consolidate your disclosure contained in the final two paragraphs on page 160 so that the interrelationship between the transactions is clear. Please clearly disclose why the loans, pledges and fund transfers were undertaken. From your revised disclosure, it should be clear why ARCH would transfer cash to Pypo Cayman—as mentioned in the sixth paragraph—as consideration for a cash transfer by Pypo Beijing of a similar amount to an affiliate of ARCH. Please also disclose whether Capital Ally and ARC are related parties apart from their mutual investment in Pypo Cayman.

Middle Kingdom has consolidated the final two paragraphs in the Amended S-4. Middle Kingdom has also added disclosure to clarify that the fund transfers were undertaken by ARCH to enable its portfolio company, Shanghai Zhengda, to meet its short-term working capital requirements, in light of regulatory restrictions applicable to foreign owned and controlled entities in China. Capital Ally and ARCH are not related parties apart from their mutual investment in Pypo Cayman.

99.	Please reconcile your disclosure here with Note 21 on page F-55.

Middle Kingdom has revised the disclosure in this section of the Amended S-4 to reconcile it with Note 21 on page F-57.

Pledge Agreement, page 161

100.	Please disclose the identity of the parent company you reference and the reasons ARC Capital received the loan from Gottex. Please disclose whether Gottex has consented to the proposed business combination. If Gottex has not given its consent, please tell us whether the business combination can be consummated without Gottex’s consent.

The parent company, ARC Capital, is ARC Capital Holdings Limited, a Cayman Islands closed-end fund that is traded on the AIM Market of the London Stock Exchange plc. ARC Capital borrowed funds from Gottex so that it could invest those funds in accordance with its investment objectives. Gottex is expected to consent to the transaction prior to the closing and has prepared a consent for use in connection with the proposed business combination.

Security Ownership of Middle Kingdom, page 163

101.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of entities identified in the table. Please provide similar disclosure for the entities identified in the tables on page 165 and 166.

Middle Kingdom has revised the disclosure to include the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of entities identified in the beneficial ownership tables.

102.	We note exclusions from the table like those you mention in footnote 5. Shares that a stockholder beneficially owns—as beneficial ownership is defined by applicable rules—must be included in the table, even if beneficial ownership is disclaimed.

Middle Kingdom has revised the beneficial ownership table in the Amended S-4 as requested.

Security Ownership of Pypo, page 165

103.	Given the information in the footnotes, please provide us your analysis supporting your conclusion that the shares held by the entities named in the table should not be included in the disclosure of the securities held by all directors and officers as a group.

The shares held by ARCH and Capital Ally shown on the beneficial ownership table should not be included as securities held by all directors and officers as a group because the directors and officers do not beneficially own such shares.

The following chart sets forth the direct and indirect ownership of Pypo Cayman:

As described in the registration statement, Capital Ally and ARCH directly hold 67% and 33% of the shares of Pypo Cayman, respectively. Each of GM Investments and Style Technology owns 50% of Capital Ally. As such, each of GM Investments and Style Technology share voting and investment power with respect to the Pypo Cayman shares held directly by Capital Ally.

Ms. Nana Gong, the wife of Mr. Kuo Zhang, a director of Pypo Cayman and Pypo Beijing’s Chairman, holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Accordingly, Ms. Gong and GM Investments share beneficial ownership over the Pypo Cayman shares held directly by Capital Ally. Although Mr. Zhang is married to Ms. Gong, Mr. Zhang does not share such investment and voting control with Ms. Gong. (PRC counsel has advised Middle Kingdom that the concept of community property between spouses does not apply under PRC laws.)

Mr. Dongping Fei, a director of Pypo Cayman and chief executive officer and president of Pypo Beijing, holds 16% of Style Technology. Because Mr. Fei is a minority owner of Style Technology (which, as stated in the immediately preceding paragraph, is controlled by Ms. Gong), he does not possess investment or voting control with respect to the Pypo Cayman shares held directly by Capital Ally.

Ms. Haiping Huang, the wife of Mr. Zhou, Pypo Beijing’s executive vice president and president of distribution, holds 16% of Style Technology. Because Ms. Huang is a minority owner of Style Technology (which, as stated above, is controlled by Ms. Gong), she does not possess investment or voting control with respect to the Pypo Cayman shares held directly by Capital Ally. In addition, although Ms. Huang is Mr. Zhou’s wife, Mr. Zhou does not share beneficial ownership of any of the shares of Pypo Cayman held indirectly by Ms. Huang.

Mr. Francis Wan, Pypo Beijing’s vice president and president of e-commerce, holds 4% of Style Technology. Because Mr. Wan is a minority owner of Style Technology (which, as stated above, is controlled by Ms. Gong), he does not possess investment or voting control with respect to the Pypo Cayman shares held directly by Capital Ally.

Class A and Class B Warrants, page 172

104.	Please reconcile your statement in the fourth paragraph that. the “Class A and Class B warrants provide that, if no registration statement is effective permitting the sale of the ordinary shares underlying the warrants, that the warrants may be exercised on a cashless basis” with your disclosure in the eighth paragraph that “No Class A or Class B warrants will be exercisable unless at the time of exercise a prospectus relating to the ordinary shares issuable upon exercise of the Class A and Class B warrants is current...”

Middle Kingdom has revised the disclosure in this section of the Amended S-4 in response to this Staff comment.

Legal Matters, page 174

105.	We note your disclosure on page 66 that legal advisors may not be paid if the combination is not approved. Please clarify whether this contingent payment applies to counsel named in this subsection.

Appleby, Cayman Islands, which is passing on certain legal matters for MK Arizona is not being paid on a contingent basis. The disclosure referenced on page 66 of the Original S-4 was not meant to imply that the legal advisors on the transaction are being paid on a contingent basis, but that Middle Kingdom does not currently have sufficient funds outside of the trust account to pay such advisors.

Where You Can. Find More Information, page 175

106.	We note that you have checked the smaller reporting company box on the facing page of your registration statement. We also note your disclosure on page 11 that you will be filing reports on Form 20-F and the uncertainty regarding this status mentioned on page 25. Please clarify which reports the registrant will be filing after this registration statement is effective. Also, with a view toward disclosure, please tell us which form you will use to keep this filing current throughout the period that the warrants are exercisable.

Middle Kingdom has revised the disclosure in the Amended S-4 to clarify that it expects that MK Cayman will become a foreign private issuer following the consummation of the business combination. As a foreign private issuer, MK Cayman will file annual reports on Form 20-F and periodic filings on Form 6-K. When the current registration statement, which covers the warrants registration, requires updating, MK Cayman will keep the warrant registration current throughout the period that the warrants are exercisable by either a Form F-1 or Form F-3 filing, depending on eligibility.

107.	You may not disclaim responsibility for your disclosure. Please revise the second paragraph accordingly.

Middle Kingdom has removed the disclaimer from the second paragraph.

108.	Please provide us a copy of the schedules to the merger agreement.

Middle Kingdom has attached hereto, as Exhibit B, copies of Schedules A, B, C and E to the merger agreement.

Under separate cover, Latham & Watkins LLP, on behalf of Pypo, has supplementally provided to the Staff on a confidential basis copies of Schedule D to the merger agreement.

Pypo Digital Company Limited Financial Statements, page F-28

109.	We note that you included the financial statements for the most recent fiscal year ended March 31, 2008. Please explain to us why you did not update the financial information in the filing to include FY 2009 unaudited interim financial statements, citing the applicable authoritative guidance that supports your conclusions.

Middle Kingdom believes that the age of the financial statements required for Pypo is governed by Item 8 of Form 20-F because Pypo is a foreign company. Under the updating requirements of Item 8.A.5, updated interim financial statements for Pypo are not required until the date of the document is more than nine months after the end of the latest completed fiscal year. In the case of Pypo, the latest completed fiscal year is March 31, 2008, and the nine months would not expire until December 31, 2008.

Notwithstanding the above, Middle Kingdom has included in the Amended S-4 unaudited interim financial statements for Pypo for the three months ended June 30, 2008.

Middle Kingdom’s conclusion that the updating requirements for Pypo’s financial statements are governed by Item 8 of Form 20-F is based on the following:

1. Topic Two, section I.A.4, of the Division of Corporation Finance “SEC Accounting Disclosure Rules and Practices,” which states that with respect to the financial statements of companies to be acquired, “If the target is a foreign business, the financial statements need only comply with Item 17 of Form 20-F and are subject to the updating requirements under Item 8 of revised Form 20-F.”

2. Items 8.A.5 of Form 20-F, which provides that “If the document is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.”

Middle Kingdom’s analysis of the updating requirements applicable to Pypo also considered the requirements of Release 33-8587 and the related requirements of Rule 3-12 of Regulation S-X. Since Pypo China Holdings Limited, the entity that will be the survivor following the transactions covered by the registration statement, is a foreign private issuer, if it were required to file a registration statement on Form 10, it would be permitted to instead use Form 20-F. Under Rule 3-12(f), any foreign private issuer eligible to file on Form 20-F may file financial statements whose age is as specified in Item 8.A of Form 20-F. As discussed above, as applied to Pypo, Item 8.A.5 of Form 20-F would not require the updating of the audited financial statements for the year ended March 31, 2008 until December 31, 2008.

Finally, Middle Kingdom would direct the Staff’s attention to the following letters between the Staff and Middle Kingdom: (i) the July 21, 2008 letter of Mr. Steven Jacobs of the Staff to Mr. Fred Brasch of MKAC, and (ii) the July 23, 2008 reply thereto from Mr. Fred Brasch of Middle Kingdom to Mr. Jacobs.

Summary of Significant Accounting Policies, page F-33

Foreign currency transactions, page F-34

110.	We see you indicate “the functional and reporting currency of the Company is in the United States dollar”. Please also clearly indicate the functional currency of your subsidiaries in this Note.

Middle Kingdom has added disclosure to specify the functional currency of Pypo’s subsidiaries in provision (d) of footnote 2 of the consolidated financial statements of Pypo Digital Company Limited.

Acquisition of additional interests in subsidiaries, page F-43

111.	We note that you refer to using an independent appraisal firm when determining the purchase price allocation. While management may elect to take full responsibility for valuing such assets, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

The disclosure has been revised to remove the reference to the independent appraisal firm.

Undertakings, page II-3

112.	Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d). Also provide the undertakings required by Form S-4 item 22.

Middle Kingdom has added to the Amended S-4 the undertakings required by Regulation S-K Item 512(a)(5)(ii) and 512(a)(6) and Item 22 of Form S-4.

Exhibits

113.	Please tell us how the charters of the Arizona and Cayman Islands issuers preserve the rights of Middle Kingdom’s IPO investors as described in the IPO prospectus, including the rights to the proceeds held in trust.

Middle Kingdom has structured the business combination such that Middle Kingdom’s IPO investors retain the same protective provisions described to such investors in Middle Kingdom’s IPO prospectus, including their rights to the proceeds held in trust. Specifically, Middle Kingdom’s Class B stockholders were provided the right to approve any proposed business combination, and any Class B stockholders wishing to convert their Class B shares into a pro rata portion of the trust account were provided such right, provided that if 20% or more Class B stockholders exercised such conversion right, Middle Kingdom agreed not to complete the business combination. The current transaction has been structured such that the business combination may not occur unless a majority of the Middle Kingdom Class B stockholders voting at the special meeting approve the business combination, provided that if 20% or more Class B stockholders exercise their conversion rights, Middle Kingdom will not complete the business combination.

114.	Please tell us where you have included the proxy card.

Middle Kingdom has included the proxy card as Exhibit 99.1 to the Amended S-4.

115.	Please file the exhibit required by Regulation S -K Item 601(b)(8). Also file all contracts required per Regulation S-K Item 601 (b)(10), including the agreement with Beijing Feijie, the contract with. Samsung mentioned on page 28 and the related party agreements mentioned in your disclosure under the caption “Certain Relationships and Related Party Transactions.”

Middle Kingdom has filed Pypo Cayman’s material contracts as exhibits, including the acquisition agreement and operation and management agreement and their supplements relating to the purchase of certain retail stores that closed in October 2008, the material agreements with Beijing Feijie, the Samsung distribution agreement and the fund transfer agreement between Pypo Beijing and ARCH. The remaining related party agreements are oral agreements, descriptions of which have been provided in the disclosure. Amounts due with respect to such related party agreements will be repaid prior to the consummation of the redomestication and the business combination. Middle Kingdom will be seeking confidential treatment with respect to the acquisition agreement and the operation and management agreement pursuant to a request submitted concurrently with this response.

116.	We note your reference to 30 subsidiaries on page 118. Please file the exhibits described in Regulation S-K Item 601(b)(21).

The registrant has included the requested exhibits.

117.	Please identify the party that provided the advice mentioned in the first full risk factor on page 38 and under the first “MK Cayman” caption on page 103, and file that party’s consent.

Middle Kingdom has revised the statements on pages 39 and 108 of the Amended S-4 in order to eliminate the need to provide a consent for the information.

Each of Middle Kingdom and MK Arizona acknowledge that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor

Cozen O’Connor

cc: David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation